
05048201


RECD S.E.C.
MAR 2 5 2005
1086

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	0001320550
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
MERRILL LYNCH MORTGAGE TRUST 2005-MKB2	

Form 8-K March 25, 2005	333-116820 -03
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other than the Registrant))

PROCESSED

MAR 2 9 2005


THOMSON
FINANCIAL

NY1 5680257v2

SIGNATURES

Filings Made by the Registrant.

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 25, 2005.

MERRILL LYNCH MORTGAGE
INVESTORS, INC.

By: 
Name: David M. Rodgers
Title: Executive Vice President,
Chief Officer in Charge of
Commercial Mortgage Securitization

EXHIBIT INDEX

The following exhibit is filed herewith:

Exhibit No.

99.1 Certain materials constituting Computational Materials in connection with the expected sale of the Underwritten Certificates.

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER UNDER COVER OF FORM SE.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

in connection with

MERRILL LYNCH MORTGAGE TRUST 2005-MKB2

and
COMPUTATIONAL MATERIALS
PREPARED BY BANC OF AMERICA SECURITIES LLC

in connection with

MERRILL LYNCH MORTGAGE TRUST 2005-MKB2

MERRILL LYNCH & CO

Deal Name: 0315

CLASS XP - PRICE = 1.54285

MORTGAGE BALANCE....:	$1137261494.2
CLASS NOT. BALANCE..:	$1105841000
PROCEEDS............:	$17450059.20263
CREDIT SUPPORT(%)...:	0.0%
CREDIT SUPPORT($0)..:	$
MONTH DEFAULTS END..:	360
SERVICER ADVANCES...:	P & I
LOSS MODE...........:	P only
FLOW TYPE...........:	call
SETTLEMENT DATE.....:	03/29/2005

PREPAYMENTS

		0 CPY Mtr:0, Defs Begin: 13				25 CPY Mtr:0, Defs Begin: 13				50 CPY Mtr:0, Defs Begin: 13				100 CPY Mtr:0, Defs Begin: 13				100 CPY Mtr:12, Defs Begin: 25			
		0%/LOANS				0%/LOANS				0%/LOANS				0%/LOANS				0%/LOANS			
	LS	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD
0 CDR	30	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50
	35	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50
	40	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50	0.00	4.77	5.801	50
		25%/LOANS				25%/LOANS				25%/LOANS				24%/LOANS				19%/LOANS			
	LS	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD
4 CDR	30	7.53	4.77	5.801	50	7.50	4.77	5.801	50	7.47	4.77	5.801	50	7.28	4.77	5.801	50	5.71	4.77	5.801	50
	35	8.79	4.77	5.801	50	8.75	4.77	5.801	50	8.72	4.77	5.801	50	8.49	4.77	5.801	50	6.66	4.77	5.801	50
	40	10.04	4.77	5.801	50	10.00	4.77	5.801	50	9.96	4.77	5.801	50	9.71	4.77	5.801	50	7.62	4.77	5.801	50
		30%/LOANS				30%/LOANS				30%/LOANS				29%/LOANS				23%/LOANS			
	LS	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD
5 CDR	30	9.10	4.77	5.801	50	9.06	4.77	5.801	50	9.02	4.77	5.801	50	8.80	4.77	5.801	50	6.95	4.77	5.801	50
	35	10.61	4.77	5.801	50	10.57	4.77	5.801	50	10.53	4.77	5.801	50	10.27	4.77	5.801	50	8.11	4.77	5.801	50
	40	12.13	4.77	5.801	50	12.08	4.77	5.801	50	12.03	4.77	5.801	50	11.73	4.77	5.801	50	9.26	4.77	5.801	50
		35%/LOANS				35%/LOANS				35%/LOANS				34%/LOANS				27%/LOANS			
	LS	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD
6 CDR	30	10.55	4.65	5.783	38	10.50	4.65	5.783	38	10.47	4.64	5.781	37	10.22	4.58	5.770	31	8.12	4.77	5.801	50
	35	12.30	4.77	5.800	50	12.25	4.77	5.800	50	12.21	4.77	5.800	50	11.92	4.76	5.799	49	9.47	4.77	5.801	50
	40	14.06	4.71	5.761	44	14.00	4.71	5.761	44	13.96	4.71	5.761	44	13.62	4.72	5.765	45	10.82	4.77	5.801	50
		40%/LOANS				39%/LOANS				39%/LOANS				38%/LOANS				31%/LOANS			
	LS	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD	C.LOSS%	YIELD	WAL	SPRD
7 CDR	30	11.89	4.24	5.726	(3)	11.85	4.21	5.722	(5)	11.81	4.19	5.718	(8)	11.54	4.06	5.695	(21)	9.22	4.77	5.800	50
	35	13.88	4.49	5.732	22	13.82	4.49	5.732	22	13.78	4.48	5.730	21	13.46	4.40	5.718	13	10.76	4.77	5.801	50
	40	15.86	4.54	5.687	27	15.80	4.54	5.687	27	15.74	4.54	5.687	27	15.38	4.54	5.690	28	12.29	4.77	5.801	50

Treasury Curve (03/15/2005)

	3mo	6mo	1yr	2yr	3yr	4yr	5yr	7yr	10yr	30yr
Price:	0-00	0-00	-1-00	0-00	0-00	-1-00	0-00	-1-00	0-00	0-00
Yield:	3.3847	3.4355	3.5370	3.7400	3.9430	4.0815	4.2200	4.3500	4.5450	4.8230

A1A

Scenario	24 Month Extension	WAL	Yield	Mod Dur	Spread Over Tsy Curve
Base	None	8.473	4.866	6.717	66.1
1	Pool by 20%	8.702	4.868	6.872	64.7
2	IO Loans by 50%	8.884	4.870	6.987	63.6
3	Group 2 by 20%	8.666	4.868	6.850	65.0
4	Group 2 IO Loans by 50%	8.802	4.869	6.938	64.1

Price/Yield Table - Class XP

Security ID	MLMT 2005-MKB2	Initial Balance:	1,108,841,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	0.4910%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 6	Scenario 7	Scenario 8	Scenario 9
During YM	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Default (CDR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 6	Scenario 7	Scenario 8	Scenario 9
Default Rate	0.00%	1.00%	2.00%	3.00%	4.00%	5.00%	6.00%	7.00%	8.00%
Loss Severity	0.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%
Lag (months)	0	12	12	12	12	12	12	12	12
Default Starting in Month	0	1	1	1	1	1	1	1	1

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 6	Scenario 7	Scenario 8	Scenario 9
1.592220000	7.33	7.33	7.33	7.33	7.33	7.33	7.33	7.01	6.44
1.607840000	6.97	6.97	6.97	6.97	6.97	6.97	6.97	6.65	6.09
1.623470000	6.63	6.63	6.63	6.63	6.63	6.63	6.63	6.31	5.74
1.639090000	6.29	6.29	6.29	6.29	6.29	6.29	6.29	5.97	5.40
1.654720000	5.95	5.95	5.95	5.95	5.95	5.95	5.95	5.63	5.08
1.670340000	5.62	5.62	5.62	5.62	5.62	5.62	5.62	5.30	4.73
1.685970000	5.29	5.29	5.29	5.29	5.29	5.29	5.29	4.98	4.41
1.701590000	4.97	4.97	4.97	4.97	4.97	4.97	4.97	4.66	4.09
1.717220000	4.66	4.66	4.66	4.66	4.66	4.66	4.66	4.34	3.77
1.732840000	4.35	4.35	4.35	4.35	4.35	4.35	4.35	4.03	3.48
1.748470000	4.04	4.04	4.04	4.04	4.04	4.04	4.04	3.72	3.15
1.764090000	3.74	3.74	3.74	3.74	3.74	3.74	3.74	3.42	2.85
1.779720000	3.44	3.44	3.44	3.44	3.44	3.44	3.44	3.13	2.56
1.795340000	3.15	3.15	3.15	3.15	3.15	3.15	3.15	2.83	2.26
1.810970000	2.86	2.86	2.86	2.86	2.86	2.86	2.86	2.54	1.98
1.826590000	2.58	2.58	2.58	2.58	2.58	2.58	2.58	2.26	1.69
1.842220000	2.30	2.30	2.30	2.30	2.30	2.30	2.30	1.98	1.41
WAL (yrs)	5.8	5.8	5.8	5.8	5.8	5.8	5.8	5.72	5.8
Mod Dur	2.843	2.843	2.843	2.843	2.843	2.843	2.843	2.843	2.845
First Prin Pay	9/12/2005	9/12/2005	9/12/2005	9/12/2005	9/12/2005	9/12/2005	9/12/2005	9/12/2005	9/12/2005
Maturity	3/12/2013	3/12/2013	3/12/2013	3/12/2013	3/12/2013	3/12/2013	3/12/2013	3/12/2013	3/12/2013
Yield Spread	44.99	44.99	44.99	44.99	44.99	44.99	44.98	13.98	-42.15
0	0	0	0	0	0	0	0	0	0

Assumptions
1% Cleanup Call is Exercised
Initial Balance is as of March 2005
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes
of the offered certificates as described under "Description of the Certificates-Distributions-
Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	Yield (BEY%)
1/12	2.540%
1/4	2.540%
1/2	2.810%
2	3.657%
3	3.881%
5	4.147%
10	4.525%
30	4.831%

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities LLC

Price/Yield Table - Class XP

Security ID:	MLMT 2005-MKB2	Initial Balance:	1,105,841,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	0.4910%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
1.592220000	7.33	7.33	7.33	7.33	7.33
1.607840000	6.97	6.97	6.97	6.97	6.97
1.623470000	6.63	6.63	6.63	6.63	6.63
1.639090000	6.29	6.29	6.29	6.29	6.29
1.654720000	5.95	5.95	5.95	5.95	5.95
1.670340000	5.62	5.62	5.62	5.62	5.62
1.685970000	5.29	5.29	5.29	5.29	5.29
1.701590000	4.97	4.97	4.97	4.97	4.97
1.717220000	4.66	4.66	4.66	4.66	4.66
1.732840000	4.35	4.35	4.35	4.35	4.35
1.748470000	4.04	4.04	4.04	4.04	4.04
1.764090000	3.74	3.74	3.74	3.74	3.74
1.779720000	3.44	3.44	3.44	3.44	3.44
1.795340000	3.15	3.15	3.15	3.15	3.15
1.810970000	2.86	2.86	2.86	2.86	2.86
1.826590000	2.58	2.58	2.58	2.58	2.58
1.842220000	2.30	2.30	2.30	2.30	2.30
WAL (yrs)	5.60	5.60	5.60	5.60	5.60
Mod Dur	2.84	2.84	2.84	2.84	2.84
First Prin Pay	9/12/2005	9/12/2005	9/12/2005	9/12/2005	9/12/2005
Maturity	3/12/2013	3/12/2013	3/12/2013	3/12/2013	3/12/2013
Yield Spread	45	45	45	45	45
0	0	0	0	0	0

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Exercised		1/12	2.540%
Initial Balance is as of March 2005		1/4	2.540%
Prepay Rates are a Constant % of CPR		1/2	2.810%
100% of All Prepayment Premiums are assumed to be collected		2	3.657%
Prepayment Premiums are allocated to one or more classes		3	3.861%
of the offered certificates as described under "Description of the Certificates-Distributions-		5	4.147%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		10	4.525%
No Extensions on any Mortgage Loan		30	4.831%
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class XP

Security ID:	MLMT 2005-MKB2	Initial Balance:	1,105,841,000
Settlement Date:	03/29/05	Initial Pass-Through Rat	0.4910%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
1.592220000	7.33	7.37	7.01	6.33	5.36
1.607840000	6.97	7.02	6.66	5.99	5.03
1.623470000	6.63	6.67	6.32	5.66	4.70
1.639090000	6.29	6.33	5.98	5.32	4.38
1.654720000	5.95	6.00	5.65	5.00	4.07
1.670340000	5.62	5.67	5.32	4.68	3.76
1.685970000	5.29	5.34	5.00	4.36	3.45
1.701590000	4.97	5.02	4.69	4.05	3.15
1.717220000	4.66	4.71	4.37	3.75	2.85
1.732840000	4.35	4.39	4.07	3.45	2.56
1.748470000	4.04	4.09	3.76	3.15	2.27
1.764090000	3.74	3.79	3.47	2.86	1.99
1.779720000	3.44	3.49	3.17	2.57	1.71
1.795340000	3.15	3.20	2.88	2.28	1.43
1.810970000	2.86	2.91	2.60	2.00	1.16
1.826590000	2.58	2.62	2.32	1.73	0.89
1.842220000	2.30	2.34	2.04	1.45	0.63
WAL (yrs)	5.80	5.79	5.77	5.73	5.66
Mod Dur	2.84	2.84	2.88	2.93	3.02
First Prin Pay	9/12/2005	5/12/2005	4/12/2005	4/12/2005	4/12/2005
Maturity	3/12/2013	3/12/2013	3/12/2013	3/12/2013	3/12/2013
Yield Spread	44.99	49.81	16.85	-45.55	-134.39
0	0	0	0	0	0

Assumptions
1% Cleanup Call is Exercised
Initial Balance is as of March 2005
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes
of the offered certificates as described under "Description of the Certificates-Distributions-Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan
No Delinquencies on any Mortgage Loan
No Defaults on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	Yield (BEY%)
1/12	2.540%
1/4	2.640%
1/2	2.810%
2	3.657%
3	3.861%
5	4.147%
10	4.525%
30	4.831%

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class A-1A

Security ID:	MLMT 2005-MKB2	Initial Balance:	215,188,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.145%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.17	5.17	5.17	5.17	5.17
100.11250000	5.16	5.16	5.16	5.16	5.16
100.17500000	5.15	5.15	5.15	5.15	5.15
100.23750000	5.14	5.14	5.14	5.14	5.14
100.30000000	5.13	5.13	5.13	5.13	5.13
100.36250000	5.12	5.12	5.12	5.12	5.12
100.42500000	5.11	5.11	5.11	5.11	5.11
100.48750000	5.10	5.10	5.10	5.10	5.10
100.55000000	5.09	5.09	5.09	5.09	5.09
100.61250000	5.09	5.09	5.08	5.08	5.08
100.67500000	5.08	5.08	5.08	5.08	5.07
100.73750000	5.07	5.07	5.07	5.07	5.06
100.80000000	5.06	5.06	5.06	5.06	5.05
100.86250000	5.05	5.05	5.05	5.05	5.04
100.92500000	5.04	5.04	5.04	5.04	5.03
100.98750000	5.03	5.03	5.03	5.03	5.02
101.05000000	5.02	5.02	5.02	5.02	5.02
WAL (yrs)	8.47	8.46	8.44	8.41	8.20
Mod Dur	6.65	6.64	6.63	6.61	6.47
First Prin Pay	4/12/2005	4/12/2005	4/12/2005	4/12/2005	4/12/2005
Maturity	1/12/2015	1/12/2015	1/12/2015	1/12/2015	11/12/2014
Yield Spread	69	69	69	69	70

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised		1/12	2.540%
Initial Balance is as of March 2005		1/4	2.540%
Prepay Rates are a Constant % of CPR		1/2	2.810%
100% of All Prepayment Premiums are assumed to be collected		2	3.657%
Prepayment Premiums are allocated to one or more classes		3	3.861%
of the offered certificates as described under "Description of the Certificates-Distributions-		5	4.147%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		10	4.525%
No Extensions on any Mortgage Loan		30	4.831%
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class A-1

Security ID:	MLMT 2005-MKB2	Initial Balance:	50,000,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	4.3690%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
99.75000000	4.48	4.48	4.48	4.48	4.48
99.81250000	4.45	4.45	4.45	4.45	4.45
99.87500000	4.43	4.43	4.43	4.43	4.43
99.93750000	4.40	4.40	4.40	4.40	4.40
100.00000000	4.38	4.38	4.38	4.38	4.38
100.06250000	4.35	4.35	4.35	4.35	4.35
100.12500000	4.33	4.33	4.33	4.33	4.33
100.18750000	4.30	4.30	4.30	4.30	4.30
100.25000000	4.28	4.28	4.28	4.28	4.28
100.31250000	4.25	4.25	4.25	4.25	4.25
100.37500000	4.23	4.23	4.23	4.23	4.23
100.43750000	4.20	4.20	4.20	4.20	4.20
100.50000000	4.18	4.18	4.18	4.18	4.18
100.56250000	4.16	4.15	4.15	4.15	4.15
100.62500000	4.13	4.13	4.13	4.13	4.13
100.68750000	4.11	4.11	4.10	4.10	4.10
100.75000000	4.08	4.08	4.08	4.08	4.08
WAL (Yrs)	2.78	2.77	2.76	2.75	2.74
Mod Dur	2.53	2.52	2.51	2.50	2.50
FirstPrinPay	4/12/2005	4/12/2005	4/12/2006	4/12/2005	4/12/2005
Maturity	7/12/2009	7/12/2009	7/12/2009	6/12/2009	5/12/2009
Yield Spread	46	46	46	47	47

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised			
Initial Balance is as of March 2005		1/12	2.540%
Prepay Rates are a Constant % of CPR		1/4	2.540%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.810%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.526%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-2

Security ID:	MLMT 2005-MKB2	Initial Balance:	228,186,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	4.770%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	4.77	4.77	4.77	4.77	4.77
100.11250000	4.76	4.76	4.75	4.75	4.75
100.17500000	4.74	4.74	4.74	4.74	4.74
100.23750000	4.72	4.72	4.72	4.72	4.72
100.30000000	4.71	4.71	4.71	4.71	4.70
100.36250000	4.69	4.69	4.69	4.69	4.69
100.42500000	4.68	4.68	4.68	4.68	4.67
100.48750000	4.66	4.66	4.66	4.66	4.66
100.55000000	4.65	4.65	4.65	4.65	4.64
100.61250000	4.63	4.63	4.63	4.63	4.63
100.67500000	4.62	4.62	4.62	4.62	4.61
100.73750000	4.60	4.60	4.60	4.60	4.59
100.80000000	4.59	4.59	4.59	4.59	4.58
100.86250000	4.57	4.57	4.57	4.57	4.56
100.92500000	4.56	4.56	4.56	4.56	4.55
100.98750000	4.54	4.54	4.54	4.54	4.53
101.05000000	4.53	4.53	4.53	4.52	4.52
WAL (yrs)	4.64	4.64	4.63	4.62	4.47
Mod Dur	4.07	4.07	4.06	4.05	3.93
First Prin Pay	7/12/2009	7/12/2009	7/12/2009	6/12/2009	5/12/2009
Maturity	3/12/2010	3/12/2010	3/12/2010	3/12/2010	3/12/2010
Yield Spread	55	55	55	55	57

Assumptions		Treasury Curve as of	
1% Cleanup Call is Not Exercised		Term (Yrs)	Yield (BEY%)
Initial Balance is as of March 2005		1/12	2.540%
Prepay Rates are a Constant % of CPR		1/4	2.540%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.810%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.525%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-3

Security ID:	MLMT 2005-MKB2	Initial Balance:	40,523,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.000%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.01	5.01	5.01	5.01	5.01
100.11250000	5.00	5.00	5.00	5.00	5.00
100.17500000	4.99	4.99	4.99	4.99	4.99
100.23750000	4.98	4.98	4.98	4.98	4.98
100.30000000	4.97	4.97	4.97	4.97	4.97
100.36250000	4.96	4.96	4.96	4.96	4.95
100.42500000	4.95	4.95	4.95	4.95	4.94
100.48750000	4.93	4.93	4.93	4.93	4.93
100.55000000	**4.92**	**4.92**	**4.92**	**4.92**	**4.92**
100.61250000	4.91	4.91	4.91	4.91	4.91
100.67500000	4.90	4.90	4.90	4.90	4.90
100.73750000	4.89	4.89	4.89	4.89	4.88
100.80000000	4.88	4.88	4.88	4.88	4.87
100.86250000	4.87	4.87	4.87	4.87	4.86
100.92500000	4.85	4.85	4.85	4.85	4.85
100.98750000	4.84	4.84	4.84	4.84	4.84
101.05000000	4.83	4.83	4.83	4.83	4.83
WAL (yrs)	6.50	6.49	6.48	6.45	6.29
Mod Dur	5.42	5.41	5.40	5.38	5.26
First Prin Pay	2/12/11	9/12/10	9/12/10	9/12/10	9/12/10
Maturity	2/12/12	2/12/12	2/12/12	2/12/12	2/12/12
Yield Spread	66	66	66	67	68

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised			
Initial Balance is as of March 2005		1/12	2.540%
Prepay Rates are a Constant % of CPR		1/4	2.540%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.810%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.525%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

rice/Yield Table - Class A-AB

Security ID:	MLMT 2005-MKB2	Initial Balance:	42,997,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.034%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.05	5.05	5.05	5.05	5.05
100.11250000	5.04	5.04	5.04	5.04	5.04
100.17500000	5.03	5.03	5.03	5.03	5.03
100.23750000	5.02	5.02	5.02	5.02	5.02
100.30000000	5.01	5.01	5.01	5.01	5.01
100.36250000	5.00	5.00	5.00	5.00	5.00
100.42500000	4.99	4.99	4.99	4.99	4.99
100.48750000	4.98	4.98	4.98	4.98	4.98
100.55000000	**4.97**	**4.97**	**4.97**	**4.97**	**4.97**
100.61250000	4.96	4.96	4.96	4.96	4.96
100.67500000	4.95	4.95	4.95	4.95	4.94
100.73750000	4.94	4.94	4.94	4.94	4.93
100.80000000	4.93	4.93	4.93	4.93	4.92
100.86250000	4.92	4.92	4.92	4.92	4.91
100.92500000	4.91	4.91	4.91	4.90	4.90
100.98750000	4.90	4.90	4.89	4.89	4.89
101.05000000	4.89	4.89	4.88	4.88	4.88
WAL (yrs)	7.33	7.27	7.23	7.19	7.08
Mod Dur	5.96	5.92	5.89	5.87	5.80
First Prin Pay	3/12/10	3/12/10	3/12/10	3/12/10	3/12/10
Maturity	7/12/14	2/12/14	1/12/14	11/12/13	8/12/13
Yield Spread	65	65	65	66	66

Assumptions		Treasury Curve as of	
1% Cleanup Call is Not Exercised		Term (Yrs)	Yield (BEY%)
Initial Balance is as of March 2005		1/12	2.540%
Prepay Rates are a Constant % of CPR		1/4	2.540%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.610%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.525%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-4

Security ID:	MLMT 2005-MKB2	Initial Balance:	332,815,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.190%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.22	5.22	5.22	5.22	5.22
100.11250000	5.21	5.21	5.21	5.21	5.21
100.17500000	5.20	5.20	5.20	5.20	5.20
100.23750000	5.19	5.19	5.19	5.19	5.19
100.30000000	5.18	5.18	5.18	5.18	5.18
100.36250000	5.18	5.18	5.18	5.18	5.17
100.42500000	5.17	5.17	5.17	5.17	5.17
100.48750000	5.16	5.16	5.16	5.16	5.16
100.55000000	5.15	5.15	5.15	5.15	5.15
100.61250000	5.14	5.14	5.14	5.14	5.14
100.67500000	5.13	5.13	5.13	5.13	5.13
100.73750000	5.13	5.13	5.13	5.13	5.12
100.80000000	5.12	5.12	5.12	5.12	5.11
100.86250000	5.11	5.11	5.11	5.11	5.11
100.92500000	5.10	5.10	5.10	5.10	5.10
100.98750000	5.09	5.09	5.09	5.09	5.09
101.05000000	5.08	5.08	5.08	5.08	5.08
WAL (yrs)	9.64	9.61	9.58	9.53	9.32
Mod Dur	7.40	7.39	7.37	7.34	7.21
First Prin Pay	7/12/2014	2/12/2014	1/12/2014	11/12/2013	8/12/2013
Maturity	1/12/2015	1/12/2015	1/12/2015	1/12/2015	10/12/2014
Yield Spread	65	66	66	66	66

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised		1/12	2.540%
Initial Balance is as of March 2005		1/4	2.540%
Prepay Rates are a Constant % of CPR		1/2	2.810%
100% of All Prepayment Premiums are assumed to be collected		2	3.657%
Prepayment Premiums are allocated to one or more classes		3	3.861%
of the offered certificates as described under "Description of the Certificates-Distributions-		5	4.147%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		10	4.525%
No Extensions on any Mortgage Loan		30	4.831%
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-J

Security ID:	MLMT 2005-MKB2	Initial Balance:	81,126,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.241%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.27	5.27	5.27	5.27	5.27
100.11250000	5.26	5.26	5.26	5.26	5.26
100.17500000	5.25	5.25	5.25	5.25	5.25
100.23750000	5.25	5.25	5.25	5.25	5.24
100.30000000	5.24	5.24	5.24	5.24	5.24
100.36250000	5.23	5.23	5.23	5.23	5.23
100.42500000	5.22	5.22	5.22	5.22	5.22
100.48750000	5.21	5.21	5.21	5.21	5.21
100.55000000	5.20	5.20	5.20	5.20	5.20
100.61250000	5.20	5.20	5.20	5.20	5.19
100.67500000	5.19	5.19	5.19	5.19	5.19
100.73750000	5.18	5.18	5.18	5.18	5.18
100.80000000	5.17	5.17	5.17	5.17	5.17
100.86250000	5.16	5.16	5.16	5.16	5.16
100.92500000	5.15	5.15	5.15	5.15	5.15
100.98750000	5.15	5.15	5.15	5.15	5.14
101.05000000	5.14	5.14	5.14	5.14	5.14
WAL (yrs)	9.83	9.82	9.80	9.79	9.65
Mod Dur	7.50	7.49	7.48	7.47	7.39
First Prin Pay	1/12/2015	1/12/2015	1/12/2015	1/12/2015	11/12/2014
Maturity	3/12/2015	2/12/2015	2/12/2015	1/12/2015	12/12/2014
Yield Spread	69	69	69	70	70

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised		1/12	2.540%
Initial Balance is as of March 2005		1/4	2.540%
Prepay Rates are a Constant % of CPR		1/2	2.810%
100% of All Prepayment Premiums are assumed to be collected		2	3.657%
Prepayment Premiums are allocated to one or more classes		3	3.861%
of the offered certificates as described under "Description of the Certificates-Distributions-		5	4.147%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		10	4.525%
No Extensions on any Mortgage Loan		30	4.831%
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class B

Security ID:	MLMT 2005-MKB2	Initial Balance:	32,696,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.306%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.34	5.34	5.34	5.34	5.34
100.11250000	5.33	5.33	5.33	5.33	5.33
100.17500000	5.32	5.32	5.32	5.32	5.32
100.23750000	5.31	5.31	5.31	5.31	5.31
100.30000000	5.30	5.30	5.30	5.30	5.30
100.36250000	5.30	5.30	5.30	5.30	5.29
100.42500000	5.29	5.29	5.29	5.29	5.29
100.48750000	5.28	5.28	5.28	5.28	5.28
100.55000000	5.27	5.27	5.27	5.27	5.27
100.61250000	5.26	5.26	5.26	5.26	5.26
100.67500000	5.25	5.25	5.25	5.25	5.25
100.73750000	5.25	5.25	5.25	5.25	5.24
100.80000000	5.24	5.24	5.24	5.24	5.24
100.86250000	5.23	5.23	5.23	5.23	5.23
100.92500000	5.22	5.22	5.22	5.22	5.22
100.98750000	5.21	5.21	5.21	5.21	5.21
101.05000000	5.21	5.21	5.21	5.20	5.20
WAL (yrs)	9.95	9.94	9.91	9.88	9.70
Mod Dur	7.54	7.53	7.52	7.50	7.40
First Prin Pay	3/12/2015	2/12/2015	2/12/2015	1/12/2015	12/12/2014
Maturity	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Yield Spread	75	75	75	76	77

Assumptions		Treasury Curve as of	
1% Cleanup Call is Not Exercised		Term (Yrs)	Yield (BEY%)
Initial Balance is as of March 2005		1/12	2.540%
Prepay Rates are a Constant % of CPR		1/4	2.640%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.810%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.525%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class C

Security ID:	MLMT 2005-MKB2	Initial Balance:	9,951,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.326%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.36	5.36	5.36	5.36	5.36
100.11250000	5.35	5.35	5.35	5.35	5.35
100.17500000	5.34	5.34	5.34	5.34	5.34
100.23750000	5.33	5.33	5.33	5.33	5.33
100.30000000	5.32	5.32	5.32	5.32	5.32
100.36250000	5.32	5.32	5.32	5.32	5.31
100.42500000	5.31	5.31	5.31	5.31	5.31
100.48750000	5.30	5.30	5.30	5.30	5.30
100.55000000	5.29	5.29	5.29	5.29	5.29
100.61250000	5.28	5.28	5.28	5.28	5.28
100.67500000	5.27	5.27	5.27	5.27	5.27
100.73750000	5.27	5.27	5.27	5.27	5.26
100.80000000	5.26	5.26	5.26	5.26	5.26
100.86250000	5.25	5.25	5.25	5.25	5.25
100.92500000	5.24	5.24	5.24	5.24	5.24
100.98750000	5.23	5.23	5.23	5.23	5.23
101.05000000	5.23	5.23	5.23	5.23	5.22
WAL (yrs)	9.95	9.95	9.95	9.95	9.70
Mod Dur	7.54	7.54	7.54	7.54	7.39
First Prin Pay	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Maturity	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Yield Spread	77	77	77.	77	79

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised		1/12	2.540%
Initial Balance is as of March 2005		1/4	2.540%
Prepay Rates are a Constant % of CPR		1/2	2.810%
100% of All Prepayment Premiums are assumed to be collected		2	3.657%
Prepayment Premiums are allocated to one or more classes		3	3.861%
of the offered certificates as described under "Description of the Certificates-Distributions-		5	4.147%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		10	4.525%
No Extensions on any Mortgage Loan		30	4.801%
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities LLC

Price/Yield Table - Class D

Security ID:	MLMT 2005-MKB2	Initial Balance:	21,323,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.380%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Penalty	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.42	5.42	5.42	5.42	5.42
100.11250000	5.41	5.41	5.41	5.41	5.41
100.17500000	5.40	5.40	5.40	5.40	5.40
100.23750000	5.39	5.39	5.39	5.39	5.39
100.30000000	5.38	5.38	5.38	5.38	5.38
100.36250000	5.38	5.38	5.38	5.38	5.38
100.42500000	5.37	5.37	5.37	5.37	5.37
100.48750000	5.36	5.36	5.36	5.36	5.36
100.55000000	5.35	5.35	5.35	5.35	5.35
100.61250000	5.34	5.34	5.34	5.34	5.34
100.67500000	5.34	5.34	5.34	5.34	5.33
100.73750000	5.33	5.33	5.33	5.33	5.32
100.80000000	5.32	5.32	5.32	5.32	5.32
100.86250000	5.31	5.31	5.31	5.31	5.31
100.92500000	5.30	5.30	5.30	5.30	5.30
100.98750000	5.29	5.29	5.29	5.29	5.29
101.05000000	5.29	5.29	5.29	5.29	5.28
WAL (yrs)	9.95	9.95	9.95	9.95	9.70
Mod Dur	7.51	7.51	7.51	7.51	7.37
First Prin Pay	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Maturity	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Yield Spread	83	83	83	83	85

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised		1/12	2.540%
Initial Balance is as of March 2005		1/4	2.540%
Prepay Rates are a Constant % of CPR		1/2	2.810%
100% of All Prepayment Premiums are assumed to be collected		2	3.567%
Prepayment Premiums are allocated to one or more classes		3	3.861%
of the offered certificates as described under "Description of the Certificates-Distributions-		5	4.147%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		10	4.525%
No Extensions on any Mortgage Loan		30	4.831%
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class A-1A

Security ID:	MLMT 2005-MKB2	Initial Balance:	215,188,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.145%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.17	5.18	5.19	5.19	5.19
100.11250000	5.16	5.17	5.18	5.18	5.19
100.17500000	5.15	5.16	5.17	5.17	5.18
100.23750000	5.14	5.15	5.16	5.16	5.17
100.30000000	5.13	5.14	5.15	5.15	5.16
100.36250000	5.12	5.13	5.14	5.14	5.15
100.42500000	5.11	5.13	5.13	5.14	5.14
100.48750000	5.10	5.12	5.12	5.13	5.13
100.55000000	5.09	5.11	5.11	5.12	5.12
100.61250000	5.09	5.10	5.10	5.11	5.11
100.67500000	5.08	5.09	5.09	5.10	5.10
100.73750000	5.07	5.08	5.08	5.09	5.09
100.80000000	5.06	5.07	5.07	5.08	5.08
100.86250000	5.05	5.06	5.07	5.07	5.07
100.92500000	5.04	5.05	5.06	5.06	5.06
100.98750000	5.03	5.04	5.05	5.05	5.05
101.05000000	5.02	5.03	5.04	5.04	5.04
WAL (yrs)	8.47	8.35	8.28	8.22	7.99
Mod Dur	6.65	6.57	6.52	6.48	6.33
First Prin Pay	4/12/2005	4/12/2005	4/12/2005	4/12/2005	4/12/2005
Maturity	1/12/2015	1/12/2015	1/12/2015	1/12/2015	11/12/2014
Yield Spread	69	71	72	73	74

Assumptions
1% Cleanup Call is Not Exercised
Initial Balance is as of March 2005
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes
of the offered certificates as described under "Description of the Certificates-Distributions-
Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan
No Delinquencies on any Mortgage Loan
No Defaults on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	Yield (BEY%)
1/12	2.540%
1/4	2.540%
1/2	2.810%
2	3.657%
3	3.861%
5	4.147%
10	4.525%
30	4.831%

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-1

Security ID:	**MLMT 2005-MKB2**	Initial Balance:	50,000,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	4.3890%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
99.75000000	4.48	5.10	5.69	6.76	31.63
99.81250000	4.45	5.05	5.59	6.59	29.64
99.87500000	4.43	4.99	5.49	6.41	27.67
99.93750000	4.40	4.93	5.39	6.24	25.71
100.00000000	4.38	4.87	5.29	6.07	23.77
100.06250000	4.35	4.81	5.19	5.90	21.85
100.12500000	4.33	4.76	5.09	5.73	19.95
100.18750000	4.30	4.70	4.99	5.56	18.06
100.25000000	4.28	4.64	4.89	5.39	16.19
100.31250000	4.25	4.58	4.79	5.21	14.34
100.37500000	4.23	4.52	4.69	5.04	12.51
100.43750000	4.20	4.47	4.59	4.88	10.69
100.50000000	4.18	4.41	4.50	4.71	8.89
100.56250000	4.16	4.35	4.40	4.54	7.10
100.62500000	4.13	4.29	4.30	4.37	5.33
100.68750000	4.11	4.24	4.20	4.20	3.58
100.75000000	4.08	4.18	4.10	4.03	1.85
WAL (yrs)	2.78	1.14	0.66	0.38	0.04
Mod Dur	2.53	1.08	0.63	0.37	0.03
First Prin Pay	4/12/2005	4/12/2005	4/12/2005	4/12/2005	4/12/2005
Maturity	7/12/2009	6/12/2007	10/12/2006	3/12/2006	4/12/2005
Yield Spread	46	147	199	271	1619

Assumptions		Treasury Curve as of	
1% Cleanup Call is Not Exercised		Term (Yrs)	Yield (BEY%)
Initial Balance is as of March 2005		1/12	2.640%
Prepay Rates are a Constant % of CPR		1/4	2.640%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.810%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.525%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-2

Security ID:	MLMT 2005-MKB2	Initial Balance:	229,186,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	4.770%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	4.77	4.84	4.89	4.91	4.91
100.11250000	4.75	4.82	4.87	4.89	4.88
100.17500000	4.74	4.81	4.85	4.87	4.86
100.23750000	4.72	4.79	4.84	4.85	4.84
100.30000000	4.71	4.77	4.82	4.83	4.82
100.36250000	4.69	4.76	4.80	4.81	4.80
100.42500000	4.68	4.74	4.78	4.79	4.78
100.48750000	4.66	4.72	4.76	4.78	4.76
100.55000000	4.65	4.71	4.75	4.76	4.74
100.61250000	4.63	4.69	4.73	4.74	4.72
100.67500000	4.62	4.67	4.71	4.72	4.70
100.73750000	4.60	4.66	4.69	4.70	4.67
100.80000000	4.59	4.64	4.67	4.68	4.65
100.86250000	4.57	4.62	4.66	4.66	4.63
100.92500000	4.56	4.61	4.64	4.64	4.61
100.98750000	4.54	4.59	4.62	4.62	4.59
101.05000000	4.53	4.57	4.60	4.60	4.57
WAL (yrs)	4.64	4.22	3.87	3.64	3.32
Mod Dur	4.07	3.73	3.43	3.24	2.96
First Prin Pay	7/12/2009	6/12/2007	10/12/2006	3/12/2006	4/12/2005
Maturity	3/12/2010	1/12/2010	12/12/2009	12/12/2009	10/12/2009
Yield Spread	55	67	76	80	83

Assumptions
1% Cleanup Call is Not Exercised
Initial Balance is as of March 2005
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes
of the offered certificates as described under "Description of the Certificates-Distributions-Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan
No Delinquencies on any Mortgage Loan
No Defaults on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	Yield (BEY%)
1/12	2.540%
1/4	2.540%
1/2	2.810%
2	3.657%
3	3.861%
5	4.147%
10	4.525%
30	4.831%

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-3

Security ID:	**MLMT 2005-MKB2**	Initial Balance:	40,623,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.000%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.01	5.05	5.03	5.02	5.04
100.11250000	5.00	5.04	5.02	5.01	5.02
100.17500000	4.99	5.02	5.00	4.99	5.01
100.23750000	4.98	5.01	4.99	4.98	4.99
100.30000000	4.97	4.99	4.98	4.97	4.98
100.36250000	4.96	4.98	4.96	4.95	4.96
100.42500000	4.95	4.97	4.95	4.94	4.95
100.48750000	4.93	4.95	4.93	4.92	4.93
100.55000000	4.92	4.94	4.92	4.91	4.92
100.61250000	4.91	4.93	4.90	4.89	4.90
100.67500000	4.90	4.91	4.89	4.88	4.89
100.73750000	4.89	4.90	4.87	4.86	4.87
100.80000000	4.88	4.88	4.86	4.85	4.86
100.86250000	4.87	4.87	4.85	4.83	4.84
100.92500000	4.85	4.86	4.83	4.82	4.83
100.98750000	4.84	4.84	4.82	4.80	4.81
101.05000000	4.83	4.83	4.80	4.79	4.79
WAL (yrs)	6.50	5.24	4.94	4.83	4.65
Mod Dur	5.42	4.50	4.27	4.19	4.05
First Prin Pay	2/12/2011	1/12/2010	12/12/2009	12/12/2009	10/12/2009
Maturity	2/12/2012	6/12/2011	2/12/2011	12/12/2010	9/12/2010
Yield Spread	66	77	78	78	82

Assumptions		Treasury Curve as of	
		Term (Yrs)	**Yield (BEY%)**
1% Cleanup Call is Not Exercised		1/12	2.540%
Initial Balance is as of March 2005		1/4	2.540%
Prepay Rates are a Constant % of CPR		1/2	2.810%
100% of All Prepayment Premiums are assumed to be collected		2	3.657%
Prepayment Premiums are allocated to one or more classes		3	3.861%
of the offered certificates as described under "Description of the Certificates-Distributions-		5	4.147%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		10	4.625%
No Extensions on any Mortgage Loan		30	4.831%
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class A-SB

Security ID:	MLMT 2005-MKB2	Initial Balance:	42,997,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.034%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.05	5.10	5.09	5.07	5.05
100.11250000	5.04	5.09	5.07	5.06	5.04
100.17500000	5.03	5.08	5.06	5.04	5.02
100.23750000	5.02	5.06	5.05	5.03	5.01
100.30000000	5.01	5.05	5.04	5.02	5.00
100.36250000	5.00	5.04	5.03	5.01	4.99
100.42500000	4.99	5.03	5.01	5.00	4.97
100.48750000	4.98	5.02	5.00	4.98	4.96
100.55000000	**4.97**	**5.01**	**4.99**	**4.97**	**4.95**
100.61250000	4.96	5.00	4.98	4.96	4.94
100.67500000	4.95	4.98	4.97	4.95	4.93
100.73750000	4.94	4.97	4.96	4.94	4.91
100.80000000	4.93	4.96	4.94	4.92	4.90
100.86250000	4.92	4.95	4.93	4.91	4.89
100.92500000	4.91	4.94	4.92	4.90	4.88
100.98750000	4.90	4.93	4.91	4.89	4.87
101.05000000	4.89	4.91	4.90	4.88	4.85
WAL (yrs)	7.33	6.42	6.26	6.21	6.07
Mod Dur	5.96	5.35	5.24	5.20	5.11
First Prin Pay	3/12/2010	3/12/2010	3/12/2010	3/12/2010	3/12/2010
Maturity	7/12/2014	2/12/2012	2/12/2012	2/12/2012	12/12/2011
Yield Spread	65	75	75	73	72

Assumptions
1% Cleanup Call is Not Exercised
Initial Balance is as of March 2005
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes
of the offered certificates as described under "Description of the Certificates-Distributions-
Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan
No Delinquencies on any Mortgage Loan
No Defaults on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	**Yield (BEY%)**
1/12	2.540%
1/4	2.540%
1/2	2.810%
2	3.657%
3	3.861%
5	4.147%
10	4.525%
30	4.831%

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-4

Security ID:	MLMT 2005-MKB2	Initial Balance:	332,815,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.180%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.22	5.22	5.22	5.22	5.22
100.11250000	5.21	5.21	5.21	5.21	5.21
100.17500000	5.20	5.20	5.20	5.20	5.20
100.23750000	5.19	5.20	5.19	5.19	5.19
100.30000000	5.18	5.19	5.18	5.18	5.18
100.36250000	5.18	5.18	5.18	5.17	5.17
100.42500000	5.17	5.17	5.17	5.17	5.16
100.48750000	5.16	5.16	5.16	5.16	5.16
100.55000000	5.15	5.15	5.15	5.15	5.15
100.61250000	5.14	5.14	5.14	5.14	5.14
100.67500000	5.13	5.14	5.13	5.13	5.13
100.73750000	5.13	5.13	5.12	5.12	5.12
100.80000000	5.12	5.12	5.12	5.11	5.11
100.86250000	5.11	5.11	5.11	5.11	5.10
100.92500000	5.10	5.10	5.10	5.10	5.09
100.98750000	5.09	5.09	5.09	5.09	5.09
101.05000000	5.08	5.08	5.08	5.08	5.08
WAL (yrs)	9.64	9.45	9.37	9.32	9.11
Mod Dur	7.40	7.28	7.24	7.21	7.08
First Prin Pay	7/12/2014	2/12/2012	2/12/2012	2/12/2012	12/12/2011
Maturity	1/12/2015	1/12/2015	1/12/2015	1/12/2015	10/12/2014
Yield Spread	65	67	67	68	69

Assumptions
1% Cleanup Call is Not Exercised
Initial Balance is as of March 2005
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes
of the offered certificates as described under "Description of the Certificates-Distributions-Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan
No Delinquencies on any Mortgage Loan
No Defaults on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	Yield (BEY%)
1/12	2.540%
1/4	2.540%
1/2	2.810%
2	3.657%
3	3.861%
5	4.147%
10	4.525%
30	4.831%

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Banc of America Securities LLC

Price/Yield Table - Class A-J

Security ID.	MLMT 2005-MKB2	Initial Balance:	61,128,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.241%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.27	5.27	5.27	5.27	5.27
100.11250000	5.26	5.26	5.26	5.26	5.26
100.17500000	5.25	5.25	5.25	5.25	5.25
100.23750000	5.25	5.25	5.25	5.25	5.24
100.30000000	5.24	5.24	5.24	5.24	5.24
100.36250000	5.23	5.23	5.23	5.23	5.23
100.42500000	5.22	5.22	5.22	5.22	5.22
100.48750000	5.21	5.21	5.21	5.21	5.21
100.55000000	**5.20**	**5.20**	**5.20**	**5.20**	**5.20**
100.61250000	5.20	5.20	5.20	5.20	5.19
100.67500000	5.19	5.19	5.19	5.19	5.19
100.73750000	5.18	5.18	5.18	5.18	5.18
100.80000000	5.17	5.17	5.17	5.17	5.17
100.86250000	5.16	5.16	5.16	5.16	5.16
100.92500000	5.15	5.15	5.15	5.15	5.15
100.98750000	5.15	5.15	5.15	5.15	5.14
101.05000000	5.14	5.14	5.14	5.14	5.14
WAL (yrs)	9.83	9.79	9.79	9.79	9.64
Mod Dur	7.50	7.48	7.47	7.47	7.39
First Prin Pay	1/12/2015	1/12/2015	1/12/2015	1/12/2015	11/12/2014
Maturity	3/12/2015	2/12/2015	1/12/2015	1/12/2015	12/12/2014
Yield Spread	69	69	70	70	71

Assumptions		Treasury Curve as of	
1% Cleanup Call is Not Exercised		Term (Yrs)	Yield (BEY%)
Initial Balance is as of March 2005		1/12	2.540%
Prepay Rates are a Constant % of CPR		1/4	2.640%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.810%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.881%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.525%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class B

Security ID:	MLMT 2005-MKB2	Initial Balance:	32,696,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.306%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.34	5.34	5.34	5.34	5.34
100.11250000	5.33	5.33	5.33	5.33	5.33
100.17500000	5.32	5.32	5.32	5.32	5.32
100.23750000	5.31	5.31	5.31	5.31	5.31
100.30000000	5.30	5.30	5.30	5.30	5.30
100.36250000	5.30	5.30	5.30	5.30	5.29
100.42500000	5.29	5.29	5.29	5.29	5.29
100.48750000	5.28	5.28	5.28	5.28	5.28
100.55000000	5.27	5.27	5.27	5.27	5.27
100.61250000	5.26	5.26	5.26	5.26	5.26
100.67500000	5.25	5.25	5.25	5.25	5.25
100.73750000	5.25	5.25	5.25	5.25	5.24
100.80000000	5.24	5.24	5.24	5.24	5.24
100.86250000	5.23	5.23	5.23	5.23	5.23
100.92500000	5.22	5.22	5.22	5.22	5.22
100.98750000	5.21	5.21	5.21	5.21	5.21
101.05000000	5.21	5.20	5.20	5.20	5.20
WAL (yrs)	9.95	9.89	9.86	9.83	9.70
Mod Dur	7.55	7.51	7.49	7.48	7.40
First Prin Pay	3/12/2015	2/12/2015	1/12/2015	1/12/2015	12/12/2014
Maturity	3/12/2015	3/12/2015	3/12/2015	2/12/2015	12/12/2014
Yield Spread	75	75	76	76	77

Assumptions	Treasury Curve as of Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised		
Initial Balance is as of March 2005	1/12	2.540%
Prepay Rates are a Constant % of CPR	1/4	2.540%
100% of All Prepayment Premiums are assumed to be collected	1/2	2.810%
Prepayment Premiums are allocated to one or more classes	2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-	3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.	5	4.147%
No Extensions on any Mortgage Loan	10	4.525%
No Delinquencies on any Mortgage Loan	30	4.831%
No Defaults on any Mortgage Loan		

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

Price/Yield Table - Class C

Security ID:	MLMT 2005-MKB2	Initial Balance:	9,951,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.328%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.36	5.36	5.36	5.36	5.36
100.11250000	5.35	5.35	5.35	5.35	5.35
100.17500000	5.34	5.34	5.34	5.34	5.34
100.23750000	5.33	5.33	5.33	5.33	5.33
100.30000000	5.32	5.32	5.32	5.32	5.32
100.36250000	5.32	5.32	5.32	5.32	5.31
100.42500000	5.31	5.31	5.31	5.31	5.31
100.48750000	5.30	5.30	5.30	5.30	5.30
100.55000000	5.29	5.29	5.29	5.29	5.29
100.61250000	5.28	5.28	5.28	5.28	5.28
100.67500000	5.27	5.27	5.27	5.27	5.27
100.73750000	5.27	5.27	5.27	5.27	5.26
100.80000000	5.26	5.26	5.26	5.26	5.26
100.86250000	5.25	5.25	5.25	5.25	5.25
100.92500000	5.24	5.24	5.24	5.24	5.24
100.98750000	5.23	5.23	5.23	5.23	5.23
101.05000000	5.23	5.23	5.23	5.23	5.22
WAL (yrs)	9.95	9.95	9.95	9.89	9.70
Mod Dur	7.54	7.54	7.54	7.50	7.39
First Prin Pay	3/12/2015	3/12/2015	3/12/2015	2/12/2015	12/12/2014
Maturity	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Yield Spread	77	77	77	77	79

Assumptions		Treasury Curve as of	
1% Cleanup Call is Not Exercised		Term (Yrs)	Yield (BEY%)
Initial Balance is as of March 2005		1/12	2.540%
Prepay Rates are a Constant % of CPR		1/4	2.540%
100% of All Prepayment Premiums are assumed to be collected		1/2	2.810%
Prepayment Premiums are allocated to one or more classes		2	3.657%
of the offered certificates as described under "Description of the Certificates-Distributions-		3	3.861%
Distributions of Prepayment Premiums" in the Prospectus Supplement.		5	4.147%
No Extensions on any Mortgage Loan		10	4.526%
No Delinquencies on any Mortgage Loan		30	4.831%
No Defaults on any Mortgage Loan			

Price/Yield Table - Class D

Security ID:	MLMT 2005-MKB2	Initial Balance:	21,323,000
Settlement Date:	03/29/05	Initial Pass-Through Rate:	5.388%
Accrual Start Date:	03/01/05		
First Pay Date:	04/12/05		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	25.00%	50.00%	75.00%	100.00%
During Penalty	0.00%	25.00%	50.00%	75.00%	100.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.05000000	5.42	5.42	5.42	5.42	5.42
100.11250000	5.41	5.41	5.41	5.41	5.41
100.17500000	5.40	5.40	5.40	5.40	5.40
100.23750000	5.39	5.39	5.39	5.39	5.39
100.30000000	5.38	5.39	5.39	5.39	5.38
100.36250000	5.38	5.38	5.38	5.38	5.38
100.42500000	5.37	5.37	5.37	5.37	5.37
100.48750000	5.36	5.36	5.36	5.36	5.36
100.55000000	5.35	5.35	5.35	5.35	5.35
100.61250000	5.34	5.34	5.34	5.34	5.34
100.67500000	5.34	5.34	5.34	5.34	5.33
100.73750000	5.33	5.33	5.33	5.33	5.33
100.80000000	5.32	5.32	5.32	5.32	5.32
100.86250000	5.31	5.31	5.31	5.31	5.31
100.92500000	5.30	5.30	5.30	5.30	5.30
100.98750000	5.29	5.29	5.29	5.29	5.29
101.05000000	5.29	5.29	5.29	5.29	5.28
WAL (yrs)	9.95	9.95	9.95	9.95	9.70
Mod Dur	7.52	7.52	7.52	7.52	7.37
First Prin Pay	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Maturity	3/12/2015	3/12/2015	3/12/2015	3/12/2015	12/12/2014
Yield Spread	83	83	83	83	85

Assumptions
1% Cleanup Call is Not Exercised
Initial Balance is as of March 2005
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes of the offered certificates as described under "Description of the Certificates-Distributions-Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan
No Delinquencies on any Mortgage Loan
No Defaults on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	Yield (BEY%)
1/12	2.540%
1/4	2.540%
1/2	2.810%
2	3.657%
3	3.861%
5	4.147%
10	4.525%
30	4.831%

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties